                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                          --------------------------
                                 SCHEDULE 13D

                     Under the Securities Exchange of 1934

                                Amendment No. 4



                           Ultralife Batteries, Inc.
                          ---------------------------
                               (Name of Issuer)

                                 Common Stock
                          ---------------------------
                        (Title of Class of Securities)

                                   903899102
                          ---------------------------
                                (CUSIP Number)

                           Carl H. Rosner, President
                      Intermagnetics General Corporation
                            450 Old Niskayuna Road
                            Latham, New York 12110
                                 (518)782-1122
                          ---------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 1, 1996
                          ---------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior covering page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 903899102                                             SCHEDULE 13D
===============================================================================

(1) NAMES OF REPORTING PERSONS, S.S. OR I.R.S. IDENTIFICATION NOS.
    OF ABOVE PERSONS
                                            Intermagnetics General Corporation
                                                                    14-1537454
===============================================================================

(2) Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                      (a) [   ]

                                                                      (b) [   ]
===============================================================================

(3) SEC Use Only

===============================================================================


(4) Source of Funds (See Instructions)
                                                                             OO
===============================================================================


(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)
                                                                         [   ]
===============================================================================

(6) Citizenship or Place of Organization
                                                             State of New York
===============================================================================
Number of Shares           (7) Sole Voting Power                        975,753
                           ====================================================
Beneficially Owned         (8) Shared Voting Power
                           ====================================================
by Each Reporting          (9) Sole Dispositive Power                   975,753
                           ====================================================
Person With                (10) Shared Dispositive Power
===============================================================================

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                 975,753 Shares

===============================================================================
(12) Check the Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           [ X]
===============================================================================

(13) Percent of Class Represented by Amount in Row (11)
                                                                          12.4%
===============================================================================
(14) Type of Reporting Person (See Instructions)
                                                                            CO
===============================================================================

                     SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 4 to Schedule 13D ("Amendment No. 4") amends and supplements the prior statement on Schedule 13D (the "Statement") as filed by Intermagnetics General Corporation (the "Reporting Person") dated December 31, 1992, as amended by Amendment No. 1 to Schedule 13D, dated May 28, 1993, Amendment No. 2 to Schedule 13D, dated December 1, 1994, and Amendment No. 3 to Schedule 13D, dated September 28, 1995, each of which relate to the Common Stock, $.10 par value per share, of Ultralife Batteries, Inc., a Delaware corporation (the "Issuer"). In the event that any disclosure contained in this Amendment No. 4 is inconsistent with the disclosure contained in the Statement, the disclosures contained herein shall supersede such inconsistent disclosure from the date of this Amendment No. 4.


Item 1. Security and Issuer

         No change.


Item 2. Identity and Background

         No change, except as to the amendment and restatement of Schedule I, incorporated herein by reference, to reflect the names, business addresses and principal occupations of an additional executive officer and additional director of the Reporting Person, and the current titles of each of the other executive officers.


Item 3. Source and Amount of Funds or Other Consideration

         No change.


Item 4. Purpose of Transaction

         No change.


Item 5. Interest in Securities of the Issuer

         (a) Item 5.a. of the Statement is amended by deleting it in its entirety and substituting in lieu thereof the following:

The Reporting Person currently owns 975,753 shares of the Common Stock of the Issuer (the "Shares") corresponding to 12.4% of the outstanding shares of Common Stock of the Issuer.

Carl H. Rosner, Chairman, President and CEO of the Reporting Person, owns 833 shares of the Common Stock of the Issuer, and serves as a director on the Board of Directors of the Issuer. As a director of the Issuer, Mr. Rosner has received, and currently holds, options to purchase shares of the Issuer as follows:

        Shares Subject
        to Purchase                Exercise Price           Expiration Date
        --------------             --------------           ---------------
        1,500                      $ 9.00                   June 30, 1998
        1,500                      $ 8.75                   September 30, 1998
        1,500                      $11.75                   December 31, 1998
        1,500                      $12.00                   March 31, 1999
        1,500                      $13.75                   June 30, 1999
        1,500                      $15.75                   September 30, 1999
        1,500                      $16.00                   December 31, 1999
        1,500                      $17.50                   March 31, 2000
        1,500                      $18.25                   June 30, 2000
        1,500                      $24.50                   September 30, 2000
        1,500                      $24.00                   December 31, 2000

The Reporting Person disclaims beneficial ownership of such shares and options to acquire such shares.

Joseph C. Abeles, a director of the Reporting Person, owns 199,000 shares of the Common Stock of the Issuer. Mr. Abeles also serves as a director on the Board of Directors of the Issuer. As a director of the Issuer, Mr. Abeles has received, and currently holds, options to purchase shares of the Issuer as follows:

        Shares Subject
        to Purchase                Exercise Price           Expiration Date
        --------------             --------------           ---------------
        1,500                      $ 9.00                   June 30, 1998
        1,500                      $ 8.75                   September 30, 1998
        1,500                      $11.75                   December 31, 1998
        1,500                      $12.00                   March 31, 1999
        1,500                      $13.75                   June 30, 1999
        1,500                      $15.75                   September 30, 1999
        1,500                      $16.00                   December 31, 1999
        1,500                      $17.50                   March 31, 2000
        1,500                      $18.25                   June 30, 2000
        1,500                      $24.50                   September 30, 2000
        1,500                      $24.00                   December 31, 2000

Mr. Abeles' spouse owns 25,000 shares of the Issuer, and Mr. Abeles disclaims beneficial ownership of such shares. Abeles Associates, Inc., a company of which Mr. Abeles is Chairman, owns 12,000 shares of the Issuer, and Mr. Abeles disclaims beneficial ownership of such shares.

The Reporting Person disclaims beneficial ownership of the shares and options to acquire shares beneficially owned by Mr. Abeles.

Stuart A. Shikiar, a director of the Reporting Person, owns 85,000 shares of the Common Stock of the Issuer. Mr. Shikiar also serves as a director on the Board of Directors of the Issuer. As a director of the Issuer, Mr. Shikiar has received, and currently holds, options to purchase shares of the Issuer as follows:

        Shares Subject
        to Purchase                Exercise Price            Expiration Date
        --------------             --------------           ---------------
        1,500                      $ 9.00                   June 30, 1998
        1,500                      $ 8.75                   September 30, 1998
        1,500                      $11.75                   December 31, 1998
        1,500                      $12.00                   March 31, 1999
        1,500                      $13.75                   June 30, 1999
        1,500                      $15.75                   September 30, 1999
        1,500                      $16.00                   December 31, 1999
        1,500                      $17.50                   March 31, 2000
        1,500                      $18.25                   June 30, 2000
        1,500                      $24.50                   September 30, 2000
        1,500                      $24.00                   December 31, 2000

The Reporting Person disclaims beneficial ownership of the shares and options to acquire shares beneficially owned by Mr. Shikiar.

         (b) No change


(c) Item 5.(c) of the Statement is amended by adding to the end thereof the following:

On February 27, 1996, the Reporting Person sold 3,000 shares of the Issuer's Common Stock at a price of $16.00 per share in a brokerage transaction reported on NASDAQ. On February 29, 1996, the Reporting Person sold an additional 3,000 shares of the Issuer's Common Stock at a price of $16.50 per share in a brokerage transaction reported on NASDAQ. On March 1, 1996, the Reporting Person sold an additional 3,000 shares of the Issuer's Common Stock at a price of $17.00 per share in a brokerage transaction reported on NASDAQ.



         (d) No change.


         (e) No Change.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         No change.



Item 7. Material to Be Filed as Exhibits

         No change.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 6, 1996              By:      /s/ Michael C. Zeigler
                                 --------------------------------------------
                                 Michael C. Zeigler, Senior Vice President
                                 - Finance, and Chief Financial Officer


                                    on behalf of

                                    INTERMAGNETICS GENERAL CORPORATION

                                  Schedule I

         The names, addresses and principal occupations of each of the executive officers and directors of Intermagnetics General Corporation (the "Reporting Person") are listed below. The business address of each of the persons listed below is c/o Intermagnetics General Corporation, 450 Old Niskayuna Road, Latham, New York 12110.

------------------------------------------------------------------------------
Name and Address                          Positions and Principal Occupation

------------------------------------------------------------------------------
Carl H. Rosner                            Chairman, CEO and President of the
                                          Reporting Person.

------------------------------------------------------------------------------
Charles J. Dannemann                      Senior Vice President - Operations
                                          of the Reporting Person.

------------------------------------------------------------------------------
Michael C. Zeigler                        Senior Vice-President - Finance &
                                          Chief Financial Officer of the
                                          Reporting Person.

------------------------------------------------------------------------------
Bruce A. Zeitlin                          Corporate Vice President of the
                                          Reporting Person, and General Manager
                                          of APD Cryogenics Inc., a wholly
                                          owned subsidiary of the Reporting
                                          Person.

------------------------------------------------------------------------------
Gary Hordeski                             Senior Vice President of
                                          InterCool Energy Corporation, a
                                          wholly owned subsidiary of the
                                          Reporting Person.

------------------------------------------------------------------------------
Ian L. Pykett                             Vice President of Technology
                                          Development Operations, a division
                                          of the Reporting Person.

------------------------------------------------------------------------------
Richard L. Rhodenizer                     Vice President of the Magnet Business
                                          Unit, a division of the Reporting
                                          Person

------------------------------------------------------------------------------

Robert S. Sokolowski                      Vice President and General Manager
                                          of IGC Advanced Superconductors, a
                                          division of the Reporting Person.

------------------------------------------------------------------------------
Joseph C. Abeles                          Director of the Reporting Person,
                                          and private investor; director of
                                          Patten Corporation, Ultralife
                                          Batteries, Inc., and IGENE
                                          Biotechnology, Inc.

------------------------------------------------------------------------------
Edward E. David, Jr.                      Director of the Reporting Person,
                                          and President, EED Inc. (technology
                                          and research management advisors);
                                          director of California Microwave,
                                          Inc. and Protein Polymer
                                          Technologies.

------------------------------------------------------------------------------
J.E. Goldman                               Director of the Reporting Person,
                                          and through March, 1994, Chairman of
                                          Softstrip, Inc., a manufacturer of
                                          personal computer accessories;
                                          director of Bank Leumi Trust Company
                                          of New York.

------------------------------------------------------------------------------
Thomas L. Kempner                         Director of the Reporting Person,
                                          and Chairman and Chief Executive
                                          Officer, Loeb Partners Corporation,
                                          an investment banking firm; director
                                          Alcide Corporation, The Arlen
                                          Corporation, Roper Starch Worldwide,
                                          Inc., IGENE Biotechnology, Inc.,
                                          Energy Research Corporation,
                                          Northwest Airlines, Inc. and Silent
                                          Radio, Inc.
------------------------------------------------------------------------------
 Stuart A. Shikiar                        Director of the Reporting Person,
                                          and President, Shikiar Asset
                                          Management, Inc., which is a
                                          registered investment advisory
                                          company, since November 1994; from
                                          1993 to November, 1994, General
                                          Partner, Omega Advisors, Inc.; from
                                          1985 to 1993, Managing Director and
                                          Chief Investment Officer of
                                          Prudential Securities Investment
                                          Management; director of Patten
                                          Corporation and Ultralife Batteries,
                                          Inc.

------------------------------------------------------------------------------

Sheldon Weinig                            Director of the Reporting Person,
                                          and Vice Chairman of Sony
                                          Engineering & Manufacturing of
                                          America ("Sony") since 1989;
                                          Chairman of Materials Research
                                          Corporation since 1957 (Materials
                                          Research Corporation was acquired by
                                          Sony); director Insituform
                                          Technology Inc., Aseco Corporation
                                          and Unique Mobility Inc.

------------------------------------------------------------------------------